FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Icosavax, Inc.

[* * *] Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Icosavax, Inc. with respect to this letter.

July 16, 2021

12670 High Bluff Drive

San Diego, California 92130

Tel: +1.858.523.5400 Fax: +1.858.523.5450

www.lw.com

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VIA EDGAR

Mr. Alan Campbell

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Icosavax, Inc.

Registration Statement on Form S-1

Filed July 7, 2021

File No. 333-257733

Dear Mr. Campbell:

Rule 83 Confidential Treatment Requested by Icosavax, Inc.

We are in receipt of the Staff’s letter dated July 15, 2021 (the “Comment Letter”) with respect to the above-referenced Registration Statement (the “Registration Statement”. We are responding to the Staff’s comments on behalf of Icosavax, Inc. (“Icosavax” or the “Company”) as set forth below. Simultaneously with the submission of this letter.

The Company’s response sets forth in this letter are numbered to correspond to the numbered comments in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

Correspondence filed July 12, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Common Stock Valuation, page 89

1.

Please refer to your response to comment 12 of our letter dated June 14, 2021. When available, provide us with your analysis of the reassessed fair value of common stock related to the options granted in the second quarter of fiscal 2021, as well as the amount of compensation expense you expect to recognize for these grants. Please also explain the difference between the fair value of common stock in the second quarter of fiscal 2021 and the estimated offering price.

Icosavax’s Response: The Company advises the Staff that it presently estimates, based in part on information received by the lead underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[***] and $[***] (the “Preliminary Price Range”), with a midpoint of the Preliminary Price Range of $[***] (the “Preliminary IPO Price”). The share numbers, Preliminary Price Range, Preliminary Price, exercise prices and fair values discussed herein do not take into account an anticipated [***] reverse stock split that the Company will effect prior to the offering.

The stock options granted by the Company during the second quarter consisted of the following:

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options
April 12, 2021	12,057,099	$1.42
May 2021 (multiple)	205,000	$1.79
June 2021 (multiple)	1,925,000	$1.79

On April 16, 2021, the Company completed an organizational meeting for its IPO, so it determined to conduct an updated valuation as of such date. In determining the fair value of the Company’s common stock on April 16, 2021, the Company considered two future event scenarios: (1) an IPO (30% weighting), and (2) a non-IPO stay private scenario (70% weighting). Under the IPO scenario, the enterprise value was determined based on a preliminary value per share estimate of $[***] provided by investment bankers, resulting in value of equity at $[***] million. Under the non-IPO scenario, the Board and an independent third-party valuation firm determined the use of a backsolve to last round of financing method was an appropriate market approach for the Company’s valuation given the proximity to the arm’s length Series B-1 convertible preferred stock financing in March 2021. The Board, based on the valuation report from the independent third-party valuation firm and input from management, determined the fair value of the common stock to be $1.79 per share as of April 16, 2021. In light of the updated valuation as of April 16, 2021, the Company determined to reassess the April 12, 2021 grants at such value.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

In light of the Company’s public filing of the Registration Statement on July 7, 2021 and the subsequent indication of an updated Preliminary Price Range by the lead underwriters for the IPO on July 16, 2021, the Company determined to retrospectively reassess the fair value of the options granted in the second quarter of fiscal 2021 solely for financial reporting purposes. The Company estimates that the unrecognized stock-based compensation expense for options granted during the second quarter of 2021 is as follows:

		Fair Value of Underlying Shares			Estimated Stock-Based Expense	Unrecognized Compensation
Grant Date	Per Share Exercise Price of Options	As Estimated in July 7, 2021 Filing	As Reassessed Upon Obtaining Price Range		As Estimated in July 7, 2021 Filing	As Reassessed Upon Obtaining Price Range
April 12, 2021	$1.42	$1.79		$1.79	$16.3 million	$16.3 million
May 2021 (multiple)	$1.79	$1.79	$	[***]	$0.3 million	$0.4 million
June 2021 (multiple)	$1.79	$1.79	$	[***]	$2.5 million	$4.1 million
Total					$19.1 million	$20.8 million

For the purposes of reassessing the April 12, 2021 grants, the Company used the valuation obtained from a third-party valuation firm as of April 16, 2021. As further discussed below, the Company believes the April 16, 2021 valuation of $1.79 per common share is a reasonable estimate of the fair value of the Company’s common stock at that date. In reassessing the May 2021 and June 2021 grants, the Company has determined that given the minimal amount of time between these grants and the Company’s planned IPO, the Company anticipates taking into account the final IPO offering price when establishing the final fair value estimate of these awards for the purposes of calculating and recording stock based compensation. While the Company has not yet prepared financial statements for the three months ended June 30, 2021, the Company has established preliminary fair values for the May 2021 and June 2021 grants based upon a straight-line interpolation from the April 16, 2021 valuation of $1.79 per share and the Preliminary IPO Price of $[***]. As a result of such straight-line interpolation, the estimated per share fair value of the common stock underlying the awards granted in May 2021 is $[***] per share and June 2021 is $[***] per share. Utilizing those reassessed fair values in the Black-Scholes calculations yields an increase in the unrecognized stock-based compensation expense from $19.1 million to $20.8 million. The Company believes this straight-line interpolation provided better approximations to the fair value of the Company’s common stock for the May and June 2021 grant date fair values because no discrete event caused an increase in valuation on the respective dates of the option grants. Rather, continued progress on the Company’s research and development programs and an increased likelihood of an IPO resulted in a ratable increase in value throughout the second quarter.

The Company notes that the impact on stock-based compensation expense of the increased fair value estimate compared to the respective initial valuation is immaterial to the Company’s results of operations for the second quarter of 2021. The Company has previously disclosed in the Registration Statement in Note 11 to its financial statements that the estimated unrecognized stock-based compensation expense for stock option grants in the second quarter of 2021 is at least $19.1

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

million. As a result of the reassessment for the grants in the second quarter of fiscal 2021, the Company now expects to recognize $20.8 million of compensation expense over the four-year service period. The Company plans to update Note 11 to the financial statements in the Registration Statement with this updated amount, as well to add the following disclosure in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the next amendment to the Registration Statement that will include the estimated initial public offering price range.

“In April 2021, we granted stock options to purchase approximately 12.1 million shares of our common stock at an exercise price of $1.42 per share, which generally vest over a requisite service period of four years. Additionally, in May and June 2021 we granted stock options to purchase approximately 2.1 million shares of our common stock in the aggregate at an exercise price of $1.79 per share. The exercise prices for the stock options we granted in the second quarter of 2021 were equal to the fair value of a share of our common stock on the grant date as determined by our board of directors on the date of grant. In light of progress made towards completion of an IPO and our obtaining a 409A valuation of our common stock of $1.79 on April 16, 2021 and information received in estimation of our initial public offering price range, we established the fair value of the April 2021 grants for financial reporting purposes based on the April 16, 2021 valuation of $1.79 per common share, and we established the fair value of the May and June grants for financial reporting purposes based on a straight-line interpolation from our April 16, 2021 valuation to the midpoint of the initial price range for this offering in order to determine the appropriate stock-based compensation expense. Therefore, while we have not yet prepared financial statements for the second quarter of 2021, we expect, solely for financial reporting purposes, to recognize stock-based compensation expense for the April, May and June 2021 grants of approximately $20.8 million, or $5.2 million per year, on an annualized basis, over the requisite service period of four years. The amount of stock-based compensation expense related to these options is based upon our estimates, and could change as events and circumstances change. Upon completion of this offering, our common stock will be publicly traded and we will rely on the closing price of our common stock as reported on the date of grant to determine the fair value of our common stock.”

As is typical in initial public offerings, the Preliminary Price Range was based in part on the lead underwriter’s quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent initial public offerings;

•

the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies and the recent performance of IPOs of companies, particularly those in the life sciences and biotechnology industry sectors;

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

•	input received from the lead underwriter, including discussions that took place with senior management of the Company and its board of directors;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	business developments impacting the Company;

•	the Company’s financial condition and prospects;

•	an assumption that there would be a receptive public trading market for a pre-clinical pharmaceutical company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the differences between the estimated fair value from the April 16, 2021 valuation, the interpolated fair values which will used for purposes of the May and June 2021 stock option grants and the Preliminary IPO Price, are attributable in part to the fact that the valuation model used by the Company to determine the estimated fair value in the April 16, 2021 valuation included the potential that the Company might remain a privately held company, which inherently decreases the estimated fair value per share of the Company’s common stock due to the combination of (i) the liquidation preferences of the preferred securities in the event of an acquisition and (ii) the application of a larger discount for lack of marketability than in the IPO scenario. Conversely, the Preliminary IPO Price necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability, as an active trading market for the Company’s common stock will exist following the IPO. As a result, the Preliminary IPO Price was neither reduced by the expected business equity value from other potential future outcome events nor discounted for lack of marketability. Additionally, the Preliminary IPO Price assumes the conversion of all of the Company’s redeemable convertible preferred stock into common stock in connection with the completion of the IPO. The corresponding elimination of the preferences and rights enjoyed by the holders of such preferred stock results in a higher valuation of the common stock in the Preliminary IPO Price, and also drives a lower common stock value in the stay private scenario.

Notably, the April 16, 2021 valuation report estimated a fair value of the Company’s common stock on that date to be $[***] per share in the IPO scenario, prior to applying an IPO probability weighting and DLOM. The Company respectfully submits that estimated value is approximately [***]% higher than the Preliminary IPO Price, highlighting the volatility in value of comparably traded public companies and the broader factors discussed above that drive fluctuation in estimated fair value. Furthermore, the Company believes that the IPO probabilities used for the April 16, 2021 valuation were appropriate given the feedback from valuation discussions had with the investment bankers, market conditions and overall uncertainty in consummating an IPO as planned, or at all.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

Finally as stated above, the Company believes the straight-line interpolation used is appropriate to estimate the fair values of the Company’s common stock for the May and June 2021 grant date because no discrete event caused an increase in valuation on the respective dates of the option grants.

The Company respectfully submits that the difference between the valuation as of April 16, 2021, the interpolated fair values which will be used for purposes of the May and June 2021 stock option grants and the Preliminary Price Range is reasonable.

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to Adam Simpson, Chief Executive Officer, Icosavax, Inc., 1616 East Lake Avenue F, Suite 208, Seattle, WA 98102, telephone (206) 737-0085, before it permits any disclosure of the underlined and highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 523-3962. Thank you for your assistance.

Sincerely,

/s/ Matthew T. Bush

Matthew T. Bush

of LATHAM & WATKINS LLP

cc:	Suzanne Hayes, Securities and Exchange Commission

Julie Sherman, Securities and Exchange Commission

Brian Casio, Securities and Exchange Commission

Adam Simpson., Icosavax, Inc.

Tom Russo, Icosavax, Inc..

Cheston Larson, Latham & Watkins LLP

Lisa Firenze, Wilmer Cutler Pickering Hale & Dorr LLP

Jeffries Oliver-Li, Wilmer Cutler Pickering Hale & Dorr LLP